Exhibit (a)(2)(i)

For additional information contact the information officer:

D. F. King & Co.
(800) 697-6975

ARCHON CORPORATION ANNOUNCES RESULTS OF ISSUER TENDER OFFER FOR UP TO 600,000 SHARES OF COMMON STOCK

NORTH LAS VEGAS, NV, June 25, 2008 - ARCHON CORPORATION (OTCBB: ARHN) (the “Company”), today announced the final results of its Issuer Tender Offer To Purchase (the “Offer To Purchase”) up to 600,000 shares of its own common stock, with a stated preference for the purchase of odd-lot shares, at $40.00 per share and subject to certain restrictions and requirements as contained within the Offer to Purchase which is incorporated by this reference.

The Offer To Purchase was announced on May 19, 2008, all shareholders were mailed the Offer To Purchase. The Offer To Purchase was concluded on Friday, June 20, 2008 with results finalized today.

62,764 shares of common stock were tendered and appear eligible for purchase by the Company. The purchase price for these shares will be approximately $2.5 Million.

American Stock Transfer & Trust Company acted as the depositary for this transaction and D.F. King & Co., Inc., as the information officer.